EXHIBIT 12.1

Omeros Corporation

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except share data)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(29,251)	$(21,089)	$(23,827)	$(23,091)	$(22,777)
Add fixed charges	2,104	2,596	834	697	692
Add amortization of capitalized interest	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—

Loss before fixed charges	$(27,147)	$(18,493)	$(22,993)	$(22,394)	$(22,085)

Fixed Charges:
Interest expense	$1,328	$1,948	$280	$151	$91
Amortization of debt expense and loss from extinguishment of debt	503	254	55	—	—
Estimate of interest expense within rental expense	273	394	499	546	601
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$2,104	$2,596	$834	$697	$692

Deficiency of earnings available to cover fixed charges	$(29,251)	$(21,089)	$(23,827)	$(23,091)	$(22,777)